

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

July 12, 2007

Mr. Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA 90024

> **Re: Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated June 19, 2007**
> **File No. 1-09210**

Dear Mr. Chazen:

 We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1.   We have reviewed your response to comment one of our letter dated June 5, 2007. As previously indicated Item 102 of Regulation S-K requires the registrant to provide the user with oil and gas reserves, production and interest information for principal fields. Item 102 does not refer to large geographic locations such as basins, states or entire countries such as the Permian Basin, California, Middle East/North Africa or Yemen. Instruction 3 states if you do not have any fields

that are of major significance you do not have to provide more detailed information or maps. However, you must still provide the basic information as production, reserves, location, development and the nature of your interest for your principal fields. By disclosing the nature of your interest you should be able to clarify that you do not own the reserves in fields in certain foreign jurisdictions where this may be an issue. If you have ongoing negotiations in progress we would not expect you to disclose sensitive information but once negotiations are complete you should disclose all required items in Item 102 for those principal fields. Please provide us with the draft language that you propose to include in an amendment of your 2006 10-K. We may have further comments upon review of that material.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703, if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief